DSM Press Release

DSM, Corporate Communications,
P.O. Box 650[redacted]
Telephone (3
Internet: www
E-mail : medi

06E

Heerlen, 1 March 2005

New members of Royal DSM Supervisory Board

DSM intends to appoint Mr Claudio Sonder and Mr Pierre Hochuli as member of its Supervisory Board

Mr Sonder was born in 1942 and is a dual national (Brazilian and German). Between 1966 and 1999 he worked for Hoechst, where he held various posts in Brazil and Germany before his appointment, in 1996, as a member of the Managing Board. From 1999 until his retirement in 2004, Mr Sonder was the chairman of the Managing Board of Celanese.

Mr Hochuli was born in 1947 and is a Swiss national. From 1976 until 1999 he worked for Monsanto, where he held various posts in Europe, South America and the USA, his last positions being President International and next to this Corporate Executive Vice President and member of the Monsanto Executive Board. From 2000 to 2003 he was a Managing Partner of Polytechnos Venture Partners in Munich (Germany).

Both appointments as members of the DSM Supervisory Board will be submitted for approval to the next DSM General Shareholders Meeting on 6 April 2005.

DSM
DSM is active worldwide in life science products, performance materials and industrial chemicals. The group develops, produces and markets innovative products and services that are designed to raise the quality of life. DSM's products are used in a wide range of end-use markets and applications, including human and animal nutrition and health, cosmetics, pharmaceuticals, the automotive industry, coatings, the construction industry and the electrics & electronics market. The group has annual sales of around €8 billion and employs about 24,000 people worldwide. DSM is a leading world player in many of the markets in which it operates and has plants and facilities on every continent. The company's head office is in the Netherlands. For more information on DSM, please visit www.dsm.com.

For more information:

DSM Corporate Communications
Médard Schoenmaeckers
tel. +31 (45) 5782035
fax +31 (45) 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (45) 5782864
fax +31 (45) 5782595
e-mail investor.relations@dsm.com

Forward-looking statements

This press release contains forward-looking statements. These statements are based on current expectations, estimates and projections of DSM management and information currently available to the company. The statements involve certain risks and uncertainties that are difficult to predict and therefore DSM does not guarantee that its expectations will be realized. Furthermore, DSM has no obligation to update the statements contained in this press release.

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